UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 33-97090
American Color Graphics, Inc.

(Exact name of registrant as specified in its charter)
100 Winners Circle, Brentwood, Tennessee 37027 (615) 377-0377

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
10% Senior Second Secured Notes Due 2010

(Title of each class of securities covered by this Form)
Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 265
     Pursuant to the requirements of the Securities Exchange Act of 1934 American Color Graphics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 26, 2008	By:	/s/ Patrick W. Kellick
		Name:	Patrick W. Kellick
		Title:	Executive Vice President and Chief Financial Officer